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SEC Mail Processing Section

MAR 02 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Ayers-Rigsby 866-842-3356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title



ANGELA HOLLAND
NOTARY
PUBLIC
HOWARD COUNTY, MARYLAND

Notary Public



ANGELA HOLLAND
Notary Public
Howard County
Maryland
My Commission Expires January 17, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceros Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended

December 31, 2016

Consolidated Financial Statement and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act
For the Year Ended December 31, 2016

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2016

CONTENTS



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Ceros Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Ceros Financial Services, Inc., a Maryland corporation, and subsidiaries (the "Company"), as of December 31, 2016, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ceros Financial Services, Inc. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Company's basic consolidated financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic consolidated financial statements



or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 1, 2017

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$ 1,004,498
Receivable from Clearing Firms	64,514
Deposit with Clearing Firms	505,000
Accounts Receivable	378,220
Accounts Receivable-Related Parties	41,051
Prepaid Expenses and Deposits	116,266
Property and Equipment – Net	12,940
Total Assets	$ 2,122,489

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES

Accounts Payable to Related Parties	$ 1,820
Accounts Payable and Accrued Expenses	809,534
Total Liabilities	811,354

STOCKHOLDERS' EQUITY

Common Stock	$ 1,150,000
Additional Paid in Capital	131,443
Preferred Stock	350,000
Accumulated Deficits	(320,308)
Total Stockholders' Equity	1,311,135
Total Liabilities and Stockholders' Equity	$ 2,122,489

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 1,892,889
MAS Fees	157,562
Sale of Investment Company Shares	3,578,421
Other Income and Reimbursements	171,264
Interest and Dividends	50,356
Other Income	417,968
Total Revenue	6,268,460
EXPENSES	
Commissions and Other Compensation	1,610,566
Compensation and Benefits	798,941
Clearing, Transaction, and Related Costs	3,018,591
Commissions Paid to Affiliate	23,956
Business Development and Occupancy	69,880
Depreciation	9,262
Professional Fees and Other Operating Expenses	498,653
Dues and Subscriptions	53,391
Interest Expense	9,974
Other Expense	21,001
Total Expenses	6,114,215
Net Income from Continuing Operations before Provision for Income Taxes	154,245
Provision for Income Taxes	(456)
Net Income from Continuing Operations	153,789
Net Loss from Discontinued Operations	(103,745)
Net Income	$50,044

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Paid-In Capital	Preferred Stock	Accumulated Deficits	Total
Balance December 31, 2015	$ 1,150,000	$ 55,843	$ 350,000	$ (370,352)	$ 1,185,491
Transfer of subsidiaries to affiliate		75,600			75,600
Net Income	0	0	0	50,044	50,044
Balance December 31, 2016	$ 1,150,000	$ 131,443	$ 350,000	$ (320,308)	$ 1,311,135

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income from Continuing Operations	$ 153,789
Net Loss from Discontinued Operations	(103,745)
Adjustments to reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	34,579
Change in Assets and Liabilities	
Receivables from Clearing Firms	(29,181)
Securities Owned	294
Accounts Receivable, Other	(188,052)
Prepaid Expenses & Deposits	(36,554)
Accounts Receivable, Related Parties	(8,985)
Accounts Payable and Accrued Expenses	93,088
Accounts Payable, Related Parties	(19,456)
Net Cash Used in Operating Activities	(104,223)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(3,916)
Settlement of Intercompany Payables	252,652
Net Cash Provided by Investing Activities	248,736
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution in connection with transfer of subsidiaries	17,348
Net Cash Provided by Financing Activities	17,348
Net change in Cash and Cash Equivalents	161,861
CASH AND CASH EQUIVALENTS	
Cash at Beginning of the Year	842,637
Cash at End of the Year	$ 1,004,498
Supplemental Cash flow information	
Cash paid for interest	$9,974

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc. (the "Company") is a securities broker-dealer operating on a fully-disclosed basis. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

On May 31, 2016, Ceros Holding, AG (Parent) contributed $270,000 for the transfer of Advisors Preferred, LLC and AtCap Partners, LLC (collectively, the Subsidiaries) to an affiliate of the Parent. Of that amount, $252,652 was to settle intercompany payables between the Company and the Subsidiaries. The remaining $17,348 was treated as an equity contribution. The noncash financing activities included the transfer of $66,468 in furniture and equipment, $43,468 in prepaid expenses, $444,386 in accounts receivable, $361,732 in accounts payable, and $252,652 in intercompany payables. The net deficit of $58,252 was accounted for as an equity contribution from the Parent. The operations of the Company and its Subsidiaries are consolidated through May 31, 2016. All intercompany transactions and balances have been eliminated through the date of deconsolidation. The Subsidiaries are presented as discontinued operations (see Note 12).

The Company's primary business operation is facilitating securities transaction execution and related services for registered investment advisors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Accounting Policy– Commission revenue includes contractual fees paid to the Company for each trade executed on their platform. Commission revenue is recognized on a trade date basis. Revenue from sale of investment company shares represents contractual fees paid to the Company for each Exchange Traded Fund trade executed on their platform. Fees from managed account solutions (MAS) represent fees for providing access to this platform to registered investment advisors. Other income and reimbursements is recognized when all services have been provided and payment is earned. Other Income includes miscellaneous fees for other services performed by the Company.

Accounts Receivable – Trade Receivables recorded on the Company's statement of financial condition are cleared through National Financial Services, LLC (Clearing Agency). Receivables from the Clearing Agency consist of the following: (i) Deposits with the Company's Clearing Agency to support the Company's trading activities and (ii) net settlement receivables for net income earned as of December 31, 2016. Uncollectible Trade Receivables would be charged off the month in which it was determined that these receivables were not going to be collected, or charged off after six months, whichever is sooner.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Depreciable Property as of December 31, 2016 were as follows:

Website	$ 51,109
Furniture and Equipment	105,233
Leasehold Improvements	11,342
	167,684
Accumulated Depreciation	(154,744)
Property and Equipment	$ 12,940

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, Income Taxes (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,019,462 which was $965,338 in excess of its required net capital of $54,125. The Company's ratio of aggregate indebtedness to net capital was 7.9 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2016, the Company recorded $23,956 as an expense under this agreement.

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has an agreement with these affiliates where by expenses incurred by the Company on behalf of the affiliate will be paid back monthly. At December 31, 2016, Advisors Preferred, LLC was owed $369, reflected in Accounts Payable Related Parties. AtCap Partners, LLC owed the Company $10,314 and Univo Corp, a German affiliate, owed the Company $30,737, both of these amounts are reflected in the consolidated statement of financial condition under Accounts Receivable Related Parties. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation

NOTE 5 – RELATED PARTY TRANSACTIONS (Continued)
percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The allocation from June 1, 2016 to December 31, 2016, the period after deconsolidation, was $535,554 for Advisors Preferred, LLC and $36,692 for AtCap Partners, LLC.

NOTE 6 - CAPITAL STRUCTURE
As of December 31, 2016, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. The holders of the Preferred Stock shall not have any voting rights, and shall not have any redemption rights. The Company has no obligation to redeem the Preferred Stock. As of December 31, 2016, there are 3,500 shares issued and outstanding at $100 per share. The holders of the Preferred Stock are entitled to receive dividends at the rate of six percent (6%) per annum of the per share Original Issue Price. Such dividends shall accrue from the date of issuance, shall be cumulative, and shall be payable upon approval of the Board of Directors of the Corporation. Cumulative unpaid dividends on preferred shares amounted to $40,824 as of December 31, 2016.

NOTE 7 - PENSION PLAN
The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The Company matched $54,587 for the year ended December 31, 2016.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK
At various times during the year cash and cash equivalents consisted of cash on deposit with banks and a clearing firm which were in excess of insured limits and money market mutual funds which are not insured. As of December 31, 2016, the Company held cash and cash equivalents in the operating account at BB&T which were $133,143 in excess of the federally insured amount of $250,000. Additionally, the Company held $607,631 in accounts are National Financial Services, LLC which are uninsured at December 31, 2016. The Company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 9 – INCOME TAXES
There was no provision for income taxes at December 31, 2016 because the Company utilized approximately $50,000 of their $302,000 net operating loss which was carried forward from December 31, 2015. The Company has put a full valuation allowance on its deferred tax asset of approximately $97,000 as of December 31, 2016. At December 31, 2016, the Company has federal and state net operating loss carryovers of approximately $250,000. This loss will be available to be applied to future years.

NOTE 9 – INCOME TAXES (Continued)

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to differences in depreciation methods and net operating loss carryovers.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a seven year lease for office space. The lease was renegotiated and new rates were effective September 1, 2016. The total Rent Expense for 2016 was $111,628. Minimum lease payments required under this lease are as follows:

2017	99,212
2018	102,189
2019	105,254
2020	108,412
2021	111,664
Thereafter	266,222
Total	$ 792,953

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $13,500 monthly.

The New Hampshire Bureau of Securities Regulation ("Bureau") informed the Company it was investigating whether the Company had violated New Hampshire securities law, regarding trading activity of a non-affiliated Registered Investment Adviser (RIA) utilizing Ceros' back office platform from 2009-2012. The RIA, who was based in New Hampshire, was not an employee or agent of the Company, and therefore the Company believes it had no legal obligation to supervise his actions. The investigation by the Bureau is ongoing. There have been no charges filed against the Company related to this investigation. The probable outcome of this investigation cannot be determined at this time, nor can we estimate a range of potential loss. Therefore, we have not recorded an accrual related to this matter.

NOTE 11 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2016 was $20,687. This expense is included on the Statement of Income in Professional Fees and Other Operating Expenses.

NOTE 12 – DISCONTINUED OPERATIONS

The Company performed a strategic evaluation of its business in the second quarter of 2016 and decided to deconsolidate its operations with its Subsidiaries. As such, financial results of the Subsidiaries' operations are presented as separate from continuing operations on the consolidated statements of income. The following table presents financial results of the Subsidiaries' operations included in net loss from discontinued operations for the five months ended May 31, 2016 for Advisors Preferred, LLC and AtCap Partners, LLC:

Revenue	$1,888,621
Cost of Sales	1,218,868
Salaries and related expenses	380,293
Business Development And Occupancy	121,150
Depreciation	25,317
Professional Fees	176,740
Interest Exp	679
Other expense	69,319
Total loss on discontinued operations	(103,745)

The following table presents the cash flow information for the five months ended May 31, 2016, for Advisors Preferred, LLC and AtCap Partners, LLC:

Cash Flows used in operating activities	$533

SUPPLEMENTARY INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2016

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Consolidated Statement of Financial Condition	$ 1,311,135
Deductions and/or Changes:	
Non-Allowable Assets from Consolidated Statement of Financial Condition	
Receivable from Clearing	7,252
Accounts Receivable	114,134
Prepaid Expenses and Deposits	116,266
Receivable from Affiliates	41,050
Property and Equipment	12,940
	291,642
Net Capital before Haircuts	1,019,493
Haircuts on Securities	31
Net Capital	$ 1,019,462

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 54,125
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 54,125
Excess Net Capital	$ 965,338
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 938,276

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 811,870
Percentage of Aggregate Indebtedness to Net Capital	79.64%

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2016

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

The differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2016, are not material.

EXEMPTION REPORT

December 31, 2016

Ceros Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec 240.17a-d, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. sec 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. sec 240.15c3-3 under the following provisions of 17 C.F.R. sec 240.15c3-3(k):

(k)Exemptions.

(2) The provisions of this section shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Catherine Ayers-Rigsby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Ceros Financial Services, Inc.

Catherine Ayers-Rigsby
Chief Executive Officer

CEROS FINANCIAL SERVICES INC.
1445 Research Blvd • Suite 530 • Rockville, MD 20850
Phone: 866.842.3356 • Fax: 301.424.3817 • www.cerosfs.com
Member FINRA/SIPC/NFA



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Ceros Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc., a Maryland corporation (the "Company"), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 1, 2017



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors
Ceros Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Ceros Financial Services, Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 1, 2017



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ceros Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ceros Financial Services, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 1, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31,2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047955
Ceros Financial Services, Inc
1445 Research Blvd, Ste 530
Rockville, MD 20850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $3,824

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,969)
07/29/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,855

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,855

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $1,855

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ceros Financial Services, Inc
(Name of Corporation, Partnership or other organization)

R Michael Fox
(Authorized Signature)

Dated the 28 day of February, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/206

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,303,930
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,062,269
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	676,088
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3,404
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $32,383	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $18,992	
Enter the greater of line (i) or (ii)	32,383
Total deductions	4,774,143
2d. SIPC Net Operating Revenues	$1,529,786
2e. General Assessment @ .0025	$3,824

(to page 1, line 2.A.)